Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of

The Kroger Co. Savings Plan For Bargaining Unit Associates:

We consent to incorporation by reference in the Registration Statements (No. 333-164951 and 333-152606) on Form S-8 of The Kroger Co. of our report dated June 28, 2010, relating to the statements of net assets available for benefits of The Kroger Co. Savings Plan For Bargaining Unit Associates as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits and the supplemental schedule for the years then ended, which report appears in the December 31, 2009 annual report on Form 11-K of The Kroger Co. Savings Plan For Bargaining Unit Associates.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

June 28, 2010